SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

January 11, 2018

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐                     Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: January 11, 2018	By:	/s/ Vito Culmone
	Name:	Vito Culmone
	Title:	Executive Vice President and Chief Financial Officer Shaw Communications Inc.

NEWS RELEASE

SHAW ANNOUNCES AGM VOTE RESULTS

Calgary, Alberta (January 11, 2018) – Shaw Communications Inc. (“Shaw”) announced that, at its annual general meeting held earlier today, the resolutions proposed in Shaw’s proxy circular were carried.

The detailed results from the annual general meeting are as follows.

1.	Election of each of the following fifteen nominees as directors of the Corporation (by ballot):

		Votes For		Votes Withheld
		#	%	#	%
	Peter J. Bissonnette	19,984,551	>99.99	350	—
	Adrian I. Burns	19,984,512	>99.99	389	—
	Richard R. Green	19,984,512	>99.99	389	—
	Lynda Haverstock	19,984,462	>99.99	439	—
	Gregg Keating	19,984,851	>99.99	50	—
	Michael W. O’Brien	19,984,512	>99.99	389	—
	Paul K. Pew	19,984,901	100.00	—	—
	Jeffrey C. Royer	19,984,862	>99.99	39	—
	Bradley S. Shaw	19,984,901	100.00	—	—
	JR Shaw	19,984,512	>99.99	389	—
	Mike Sievert	19,984,901	100.00	—	—
	JC Sparkman	19,984,462	>99.99	439	—
	Carl E. Vogel	19,984,862	>99.99	39	—
	Sheila C. Weatherill	19,984,512	>99.99	389	—
	Willard H. Yuill	19,984,512	>99.99	389	—

2.	Appointment of Ernst & Young LLP as auditors of the Corporation (by show of hands – proxy result shown):

		Votes For		Votes Withheld
		#	%	#	%
		19,934,227	100	—	—

About Shaw Communications Inc.

Shaw Communications Inc. is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone, and video services. The Wireless division provides wireless voice and data services through an expanding and improving mobile wireless network infrastructure.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

For further information, please contact:

Shaw Investor Relations investor.relations@sjrb.ca